Brandes Investment Trust
                             12750 High Bluff Drive
                           San Diego, California 92130

                                October 31, 1998


Brandes Investment Partners, L.P.
12750 High Bluff Drive
San Diego, California 92130

Ladies and Gentlemen:

         This will confirm our revised agreement with respect to the voluntary reduction by you in the operating expenses for the Brandes Institutional International Equity Fund and Brandes Institutional Global Equity Fund series (each a "Fund") of Brandes Investment Trust (the "Trust").

         You have agreed that, during the Trust's fiscal years ended October 31, 1997, 1998 and 1999, you will waive investment management fees and reimburse other operating expenses of each Fund to the extent necessary to ensure that the expenses of each Fund do not exceed 1.20% of the average daily net assets of the Fund(the "Expense Cap"). The Trust has agreed that the amount of any such waiver or reimbursement with respect to a Fund during a fiscal year will be repaid to you by the Fund at any time before the later of (i) December 31, 2003 and (ii) the end of the fifth full fiscal year of the Trust after the fiscal year in which such waiver or other reimbursement occurred, without interest; provided, however, that any such repayment shall be made only if, and to the extent that, such repayment does not cause the aggregate operating expenses of the Fund to exceed the Expense Cap for the fiscal year in which the repayment is made.

         If any such waiver or reimbursement for any fiscal year is not fully repaid to you by the time specified above, your right to obtain such repayment will expire. In addition, your right to obtain such repayment from any Fund will expire upon termination of your Investment Advisory Agreement with respect to such Fund.

         This letter supersedes all prior agreements between us with respect to such Expense Caps.

         Please sign this letter below to confirm our agreement regarding this matter.

                                    Very truly yours,



                                    President

AGREED:

BRANDES INVESTMENT PARTNERS, L.P.



By /s/
  -------------------------------
    President